UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                  FORM 6K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada, R3J 3C7
                 (Address of Principle Executive Officer)


1.   AGM/Proxy Material incl. Year End Audited Financial Statement Nov.6/98





Indicate by check Mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                 Form 20-F  X           Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information tot he Commission pursuant Rule 12g3-2(b) under the Securities Exchange Act of
1934.     Yes  ___       No    X

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1943, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, therunto duly authorized.


      National Healthcare Manufacturing Corporation - SEC No. 0-27998
                               (Registrant)

Date:      November 9, 1998             By: /s/ Mac Shahsavar
                                            ---------------------------
                                             M.J. Shahsavar,
                                             President/CEO and Director

Dear Shareholder,

National Healthcare Manufacturing Corporation (NHMC) has had a challenging yet successful year. The development of our product lines, introduction of our first Hub & Spoke Distribution System through National Healthcare Logistics (NHCL) and key sales/marketing contracts have highlighted the year. With our initial development activities behind us, we are poised to reap the benefits of the investments we have made in our technologies, strategic acquisitions, our logistics/distribution division and sales/marketing. We are now entering our third year as a publicly traded company, and our focus is to increase both the top and bottom line as this will position us favorably within the investment community.
Our technological advancements in manufacturing and distribution have begun to impact the medical industry in North America. The wide acceptance of our products and services through our key industry affiliations with SYSCO, Starr Surgical, and Pharmacia & Upjohn, demonstrates that we are well on our way to become the supplier of choice in the healthcare industry.
As the health care industry continues to undergo constant change in the areas of spending and government policies, consumers in North America have felt the impact directly. Medical service providers are continually in search of low cost and efficient alternatives to conventional procedures and methods. These changes are creating tremendous opportunities for companies that can provide quality, low cost products and/or services to this market on a timely basis. Our state-of-the-art operations at NHMC will continue to produce cost effective medical devices and delivery services that meet and exceed the expectations of the healthcare industry, while cutting their overall costs and saving hospitals and practitioners millions of dollars per year.

We continue to apply our technology in three of the four core aspects of the multi-billion dollar health care industry. Through these technologies, our focus remains on cost cutting and reaching the sales capacity of our systems.

By utilizing the world's first and only automated robotic production facility, we are able to manufacture kits & trays efficiently, accurately, cost effectively and quickly while reducing 90% of the manual labor associated in the assembly process.

Our reusable surgical textiles, Mertex & Mertex Plus, enable us to produce state-of-the art protective surgical gowns and drapes for hospitals. Along with offering the highest quality of protection against bodily fluids and infectious diseases, the reusability feature could save hospitals as much as 50% over disposable products. With this in mind, it is our goal to become a major supplier in this $3 billion market.

NHCL's Hub & Spoke logistics & distribution system provides a central supply system for integrated hospital systems. By centralizing the purchasing, storage and delivery of medical products and services, NHCL has streamlined hospital administration, to save millions of dollars for hospitals and increase availability and reliability of products for patient care. The Hub & Spoke system reduces distribution costs by as much as 20% for integrated hospital systems. NHCL receives management fees for the products that flow through the system which also provides a conduit to through which NHMC can market its own product lines directly to hospitals.

In 1998, we signed our first distribution contract for $300 million in Fort Myers, Florida. Also, a letter of intent for a $900 million contract has been signed which is anticipated to be finalized soon. These two systems would be the foundation for several systems to be signed in the near future by NHCL..

We would like to thank all of our shareholders, staff and supporters who continue to help us achieve our goals. The enthusiasm, dedication and effort of all those involved has allowed us to continue our progress through the final growth stages. We look forward to 1999 as a year of unprecedented sales, growth, revenues and profits.


Sincerely,

/s/Mac Shahsavar
--------------------------
Mac J. Shahsavar, P.Eng.
President & CEO

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                                   PROXY

                              FOR USE AT THE
            ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

                             December 1, 1998

The undersigned shareholder of National Healthcare Manufacturing Corporation (the "Corporation") hereby appoints Mahmood (Mac) Shahsavar, the President of the Corporation, or failing him, Reginald Ebbeling, the Chairman and director of the Corporation, OR INSTEAD OF EITHER OF THE
FOREGOING,                                              , as the nominee of
the undersigned to attend and act for and on behalf of the undersigned at the annual general and special meeting of the shareholders of the Corporation to be held on the 1st day of December, 1998, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed:

A. To vote or withhold from voting the shares registered in the name of the undersigned, as specified below:

     1.   VOTE       OR WITHHOLD FROM VOTING      in the election of the
          following directors: (Instructions: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed below.)

               Mahmood (Mac) Shahsavar
               Reginald Adrian Ebbeling
               Alice Elaine Affleck
               Gordon John Farrimond
               Robert Jackson
               Aristotle (Telly) John Mercury
               Jack Tapper
               Duane Jorgensen
               Joe W. Smith
               Bryan R. Allison
               Nancy P. Clark

     2. VOTE FOR _____ OR WITHHOLD FROM VOTING ____ in the appointment of auditors and the authorization of the directors to fix the auditor's remuneration.

     3. VOTE FOR _____, AGAINST _____, OR WITHHOLD FROM VOTING ____ the special resolution that the Articles of the Corporation be amended to consolidate all issued Class A common shares of the Corporation into such number of Class A common shares as is necessary to ensure that the listing of the Class A common shares on the NASDAQ stock exchange is maintained.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgement of such person.


THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AND TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


DATED the       day of            , 1998.



________________________                ____________________________
Name of Shareholder                     Signature of Shareholder


NOTES:

1. In the event that no specification has been made with respect to voting or withholding from voting in the election of directors, the appointment of auditors or the consolidation of Class A common shares, the proxy nominees are instructed to vote the shares represented by this proxy for such matters.

2. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed to management of the Corporation.

3. Properly executed forms of proxy must be deposited no later than forty-eight hours, excluding Saturdays, Sundays and holidays, preceding the meeting or any adjournment thereof, with National Healthcare Manufacturing Corporation, 251 Saulteaux Crescent, Winnipeg, Manitoba R3J 3C7.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                          251 Saulteaux Crescent
                            Winnipeg, Manitoba
                                  R3J 3C7

               NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING


NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting of the shareholders of National Healthcare Manufacturing Corporation (the "Corporation"), will be held at 251 Saulteaux Crescent, Winnipeg, Manitoba, on December 1, 1998, at 10:00 a.m. (Winnipeg Time), for the following purposes:


     1. to receive and consider the financial statements of the Corporation for the year ended April 30, 1998, together with the report of the auditors thereon;

     2.   to elect directors;

     3. to appoint auditors and to authorise the directors to fix the auditor's remuneration;

     4. to consider and, if thought fit, pass a special resolution that the Articles of the Corporation be amended to consolidate all of the issued Class A common shares of the Corporation into such number of Class A common shares as is necessary to maintain the listing of the Class A common shares on the NASDAQ stock exchange.

     5. to transact such other business as may properly come before the meeting or any adjournment thereof.
                                        The Record Date for the Annual

General and Special Meeting is October 14, 1998.
                                                  /s/Reg Ebbeling
                                                 --------------------------
                                                  Reginald A. Ebbeling
                                                  Chairman of the Board

Winnipeg, Manitoba
November 2, 1998.

Note:     Shareholders who are unable to be present personally at the meeting are requested to sign and return the accompanying form of proxy for use at the meeting of National Healthcare Manufacturing Corporation.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                         MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular is provided as of October 14, 1998.

This management proxy circular is furnished in connection with the solicitation of proxies by the management of National Healthcare Manufacturing Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation to be held at 251 Saulteaux Crescent, Winnipeg, Manitoba, R3J 3C7, on December 1, 1998, at the hour of 10:00 a.m. (Winnipeg time) for the purposes set out in the notice of such meeting. This solicitation is made by the management of the Corporation. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by officers and directors of the Corporation.

The form of proxy forwarded to shareholders with the notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of Meeting or other matters which may properly come before the Meeting.

The form of proxy affords the shareholder an opportunity to specify that the shares registered in his name shall be voted or withheld from voting in respect of the election of directors, the appointment of auditors, and the consolidation of Class A common shares.

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of directors, the appointment of auditors and the consolidation of Class A common shares in accordance with the specifications made by shareholders in the manner referred to above.

In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of directors and the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the election as directors of the persons listed herein, the appointment of auditors and the consolidation of Class A common shares.

Management knows of no matters to come before the Meeting other than the matters referred to in the notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgement of the proxy nominee.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorised in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorised, and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The head office of the Corporation is located at 251 Saulteaux Crescent, Winnipeg, Manitoba R3J 3C7.



                   AUTHORISED CAPITAL, VOTING SHARES AND
                         PRINCIPAL HOLDERS THEREOF

The authorised capital of the Corporation consists of an unlimited number of Class A common shares ("Class A Shares"). The holders of Class A Shares are entitled to one vote in respect of each Class A Share held at all annual meetings of the shareholders of the Corporation.

16,321,903 Class A Shares were issued and outstanding on October 14, 1998. Holders of outstanding Class A Shares of record at the close of business on October 13, 1998 are entitled to vote at the Meeting, except to the extent that a person has transferred the ownership of any such shares after that date and the transferee of such shares establishes proper ownership and has demanded not later than ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to receive notice of the Meeting.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over more than 10% of the Class A Shares, the approximate number of Class A Shares controlled or directed by each such person and the percentage of the Class A Shares of the Corporation represented by the number of Class A Shares so owned, controlled or directed.

                                        Number of                Percentage
Name of Shareholder                     Class A Shares           of Class
Excelco Systems Inc.1                   4,271,805                26.2%

*1 Mac Shahsavar, the president, CEO, and director of the Corporation is also the president and CEO of EXCELCO.

                    SUBDIVISION OF COMMON SHARES

The Board of Directors has resolved, subject to the shareholders' approval, that, in the event that the market value of the Class A Shares of the Corporation as quoted on the NASDAQ stock exchange is less than or equal to $1.00 U.S. per Share and, as a result, the Class A Shares may be delisted from such exchange, the issued Class A Shares of the Corporation shall be consolidated into such number of Class A Shares as is necessary to maintain the listing of the Class A Shares. The proposed consolidation will decrease the number of Shares outstanding and available for purchase by members of the investing public and will increase the price per share at which Class A Shares may be acquired, and the Corporation believes that these results are in the best interests of the Corporation and the Shareholders, as it is a requirement of the NASDAQ stock exchange that the share price of securities quoted on such exchange be greater than $1.00 U.S. per Share. A copy of the proposed Special Resolution is attached as Appendix "A" and forms part of this Management Proxy Circular.

Income Tax Matters

Shares consolidated with the effect of increasing the stated value per Class A Share will not result in taxable income or in any gain or loss to the holders of the Class A Shares. In computing any gain on the disposition of the Class A Shares, holders of the Class A Shares will be required to proportionately increase the cost of each Class A Share to reflect the decrease in the number of Class A Shares held.

The Corporation advises shareholders who are resident in the United Stated of America to seek advice from their tax advisors as to the tax consequences, if any, of the proposed consolidation of Class A Shares.

Vote Required for the Special Resolution
Adoption of the Special Resolution in the form attached as Exhibit A to this Management Proxy Circular by the holders of the Class A Shares will require the affirmative vote of at least 66 2/3% of the votes cast by such holders at the Meeting. The Special Resolution proposes that the directors of the Corporation may revoke the Special Resolution before the issuance of a Certificate of Amendment without further approval of the shareholders.

                       ELECTION OF DIRECTORS

Eleven directors are to be elected to succeed the nine directors whose terms of office expire on the date of the Meeting and to serve until the next Annual General Meeting of shareholders.

All the proposed nominees named below have consented to serve as directors if elected. A majority of the proposed nominees named below are ordinarily resident in Canada.


 NAME AND MUNICIPAL     DIRECTOR    POSITION WITH    APPROXIMATE NUMBER OF
       ADDRESS            SINCE          THE             SHARES OF THE
                                     CORPORATION          CORPORATION
                                                       BENEFICIALLY OWNED
                                                     DIRECTLY OR INDIRECTLY
                                                        OR CONTROLLED OR
                                                      DIRECTED (at October
                                                           14, 1998)
Mahmood (Mac)          August 10,   Director,       705,600 Class A and
Shahsavar              1993         President and   options to acquire
251 Saulteaux                       CEO             412,500 Class A shares
Crescent                                            and exercises direction
Winnipeg, MB R3J 3C7                                over an additional
                                                    4,229,305 Class A
                                                    shares

Reginald Adrian        May 5, 1995  Director and    22,000 Class A and
Ebbeling                            Chairman of     options to acquire
171 Edgewater Drive                 the Board       27,000 Class A shares
Winnipeg, MB R2J 2V4

Alice Elaine Affleck   May 5, 1995  Director and    183,200 Class A and
2547 Pinewood Drive                 Secretary-      options to acquire
Winnipeg, MB R3J 0C4                Treasurer       85,000 Class A shares

Gordon John            May 5, 1995  Director, Vice- 57,200 Class A and
Farrimond                           President       options to acquire
2410 Cameron Line                   (Sales)         57,000 Class A shares
R.R. #3
Indian River, ON K0L
2B0

Robert Jackson         May 5, 1995  Director and    52,900 Class A and
35 Ferndell Circle                  Executive Vice- options to acquire
Unionville, Ontario                 President       38,500 Class A shares
L3R 3Y7

Aristotle (Telly) J.   May 5, 1995  Director        109,248 Class A and
Mercury                                             options to acquire
68 Ash Street                                       40,000 Class A shares
Winnipeg, MB R3N 0P5

Jack Tapper            Nov. 28,     Director        Options to acquire
301-160 Tuxedo Drive   1997                         10,000 Class A shares
Winnipeg, MB
R3P 1B2

Duane Jorgensen        Not          Not applicable  Nil
15709 Lofty Hts.       applicable
San Antonio, TX
78232

Joe W. Smith           Not          Not applicable  Nil
815 Steeple Chase      applicable
Drive
Brentwood, TN 37027

Bryan R. Allison       Not          Chief           Nil
46 Lonsdale Drive      applicable   Financial
Winnipeg, MB R2Y 0N2                Officer

Nancy P. Clark         Not          Vice-President  17,000 Class A and
21450 83B Ave.         Applicable   (Operations)    options to acquire
Langley, B.C. V1M                                   30,000 Class A shares
2P1

Mahmood (Mac) Shahsavar has been the President, Chief Executive Officer and director of the Corporation since August 23, 1993. In addition, Mr. Shahsavar is the President and Chief Executive Officer of Excelco Systems Inc., a robotic technology development company and has been the President and Chief Executive Officer of Canex International Consultants Inc., a private international trade financing company.

Reginald Adrian Ebbeling is currently Chairman of the board and director of the Corporation. From 1973 to January 1995, Mr. Ebbeling was the Managing Partner of Health Industry Development Initiative for the Province of Manitoba, Department of Trade and Tourism.

Q    Alice Elaine Affleck is currently the Secretary-Treasurer and director of the Corporation. Since 1986, Mrs. Affleck has been the Executive Assistant to Mahmood (Mac) Shahsavar.

Robert Jackson is currently the Executive Vice-President and director of the Corporation. From 1979 to 1994, Mr. Jackson was the Vice-President of sales, marketing and manufactured products with Ingram and Bell Inc., the second largest hospital supplies distributor in Canada.

Q   Aristotle (Telly) John Mercury has been a partner at the law firm of Aikins,
MacAulay & Thorvaldson in Winnipeg, Manitoba since 1964.

Gordon John Farrimond is currently the Vice-President, Sales and Marketing of the Corporation and prior to that position he was director of sales and marketing with Johnson & Johnson Medical Products.

Duane Jorgensen has been President of National Healthcare Logistics, LLC. since April 1, 1997. Between 1994 and 1996, Mr. Jorgensen was President of United Customer Distribution System Inc.

Jack Tapper is currently a Director of the Corporation. He is a partner in a prominent accounting firm in Winnipeg, Manitoba.

Joe W. Smith has been Chief Executive Officer of National Healthcare Logistics, LLC. since April 1, 1997. From 1980 to 1990, he was Chief Operating Officer of Bedsole Medical Supply and between 1990 and 1993, he was President of Abco Dealers Inc.

Bryan R. Allison was appointed Chief Financial Officer of the Corporation in October 1998. Recently, he was Financial Controller of JCH Technologies, a custom cable assembler. From 1991 to 1997 he was a financial controller at the subsidiary level for publicly traded Quality Dino Entertainment Ltd. He was posted to Rotterdam, Netherlands and then to Las Vegas, Nevada. From 1988 to 1991, he articled with Arthur Andersen & Co. and attained his C.A. designation.

Nancy P. Clark is Vice-President (Operations) of the Corporation.
Previously, she was the Senior Director of Hospital Material Management in Vancouver, B.C.

 Q are members of the Audit Committee.

                  STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table


Name and Principal Position
                                    Annual               Awards
                             Year  Compens
                                    ation

                                    Salary    Bonus   Other Annual  Securit
                                   (Cdn.$)   (Cdn.$)  Compensation    ies
                                                                     Under
                                                                    Options
                                                                     / SARs
                                                                    Granted
Mahmood (Mac) Shahsavar,     1998   100,000      nil           nil       nil
President
and CEO3


                             1997   120,000      nil           nil       nil

                             1996   120,000      nil           nil       nil

                             1995    60,000      nil           nil   370,000

                             1994       nil      nil           nil       nil

During the financial year ended April 30, 1998, the Corporation did not make any long term incentive plan awards nor did it have a pension plan for its directors and senior officers.

Options Exercised During the Year Ended April 30, 1998.


    Name      Securities   % of Total   Exercise or     Market   Expiratio
                 Under      Options     Base Price     Value of      n
                Options     Granted    ($/Security)   Securitie     Date
               Exercised       to                         s
                           Employees                  Underlyin
                               in                         g
                           Financial                   Options
                              Year                      on the
                                                       Date of
                                                       Exercise
                                                      ($/Securi
                                                         ty)
 Robert          2,000        N/A       $2.00 Cdn.      $6.25       N/A
 Jackson                                                 Cdn.

 Reginald       12,000        N/A       $2.00 Cdn.      $7.45       N/A
 Ebbeling                                                Cdn.

 Rick            1,300        N/A       $6.13 Cdn.      $7.45       N/A
 Johnson         1,450        N/A       $6.13 Cdn.       Cdn.       N/A
                                                        $7.40
                                                         Cdn.

                       REMUNERATION OF DIRECTORS

None of the directors who are not officers of the Corporation received a fee for services rendered to the Corporation as a director during the last fiscal year. Each director is reimbursed for any out-of-pocket expenses incurred in connection with attending directors' meetings.

                INDEBTEDNESS OF DIRECTORS AND OFFICERS

There is presently no indebtedness owing by any officers or directors of the Corporation, by any proposed management nominees for director of the Corporation, nor by any associates of the foregoing, to the Corporation.

             INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer, past present or nominated, or any associate of such persons, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting, or the general affairs of the Corporation.

                        APPOINTMENT OF AUDITORS

Management of the Corporation will nominate Arthur Andersen & Co. as auditor of the Corporation. Arthur Andersen & Co. was first appointed as auditor of the Corporation on November 27, 1997.

                              CERTIFICATE

The contents and the distribution of this proxy circular have been approved by the board of directors of the Corporation.

November 2, 1998.

                                        /s/Reg Ebbeling
                                        ------------------------------
                                        Reginald A. Ebbeling,
                                        Chairman of the Board

                               Appendix AA@

                 Special Resolution of the Shareholders of National Healthcare Manufacturing Corporation (the ACorporation@)

WHEREAS it is considered desirable and in the interest of the Corporation to consolidate all the issued Class A common shares of the Corporation as hereinafter provided in order to comply with the requirements of the NASDAQ stock exchange, as same may be amended from time to time:

NOW THEREFORE, BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. All issued Class A common shares of the Corporation outstanding as at the close of business on a record date to be established by the board of directors be and the same are hereby consolidated into such number of Class A common shares as is deemed necessary by the board of directors, acting reasonably, in order to maintain the listing of the Class A common shares on the NASDAQ stock exchange;

2. The Corporation be and is hereby authorized to make all filings necessary for the issuance of a Certificate of Amendment under The Corporations Act (Manitoba) (the AMCA@) to give effect to this Special Resolution.

3. The directors and proper officers of the Corporation be and they are hereby authorized and directed to take such action and to execute and deliver all such documentation as may be necessary or desirable for the implementation of this Special Resolution.

4. This Special Resolution shall be subject to approval by a majority of not less than two-thirds of the votes cast by the holders of Class A common shares present or represented at such meeting.

5. Notwithstanding the provisions hereof, the directors of the Corporation may revoke this Special Resolution at any time prior to the issuance of a Certificate of Amendment under the MCA giving effect hereto without further approval of the shareholders of the Corporation.

                   SUPPLEMENTAL MAILING LIST RETURN CARD
                         (National Policy No. 41)

                         NOTICE TO SHAREHOLDERS of
                  NATIONAL HEALTHCARE MANUFACTURING CORP.

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 - Shareholder Communication, which essentially established a new framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia have in the past been required to deliver interim (semi-annual) financial statements only to their registered shareholders. the new policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd, and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wished to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of the company, and requests to be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

___________________________________________________________
Name - Please Print

___________________________________________________________
Address

___________________________________________________________
City/Province/Postal Code

____________________________       _____________________
Signature                     Dated

Please complete and return this card to:


National Healthcare Manufacturing Corp.
#1455 - 409 Granville Street
Vancouver, B.C., Canada   V6C 1T2

                                  FORM 61
                             QUARTERLY REPORT

Incorporated as part of:          X    Schedule A
                               Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER      National Healthcare Manufacturing Corporation
ISSUERS'S ADDRESS     251 Saulteaux Crescent, Winnipeg Manitoba, R3J 3C7
ISSUER TELEPHONE NUMBER    204-885-5555
CONTACT PERSON     Mr.  Mac Shahsavar
CONTACT'S POSITION     President / CEO
CONTACT TELEPHONE NUMBER    204-885-5555
FOR QUARTER ENDED     April 30, 1998

DATE OF REPORT       November 6, 1998

                                CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

/s/Mac Jamshidi Shahsavar                                     1998/11/06
NAME OF DIRECTOR                           DATE SIGNED   (YY/MM/DD)

/s/Reginald Ebbeling                                          1998/11/06
NAME OF DIRECTOR                             DATE SIGNED (YY/MM/DD)

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996


                      TOGETHER WITH AUDITORS' REPORT

                             AUDITORS' REPORT


To the Shareholders of
NATIONAL HEALTHCARE MANUFACTURING CORPORATION:

We have audited the consolidated balance sheets of NATIONAL HEALTHCARE MANUFACTURING CORPORATION (a Manitoba corporation) as at April 30, 1998 and June 30, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for the ten month period ended April 30, 1998 and the year ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1998 and June 30, 1997 and the results of its operations and its cash flows for the ten month period ended April 30, 1998 and year ended June 30, 1997 in accordance with generally accepted accounting principles in Canada.

Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Canada ("Canadian GAAP"), but do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of the significant differences between Canadian GAAP and U.S. GAAP and the approximate effect of those differences on consolidated net loss and shareholders' equity are set forth in Note 22 of the notes to consolidated financial statements.

The 1996 consolidated statements of operations, shareholders' equity and cash flows were audited by other auditors who expressed an opinion without reservation on those consolidated statements in their report dated July 22, 1996.

/s/Arthur Andersen LLP
-----------------------------
 Winnipeg, Manitoba, Canada
October 2, 1998

                             AUDITORS' REPORT




 Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated October 2, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Arthur Andersen LLP
----------------------------------
Winnipeg, Manitoba, Canada
October 2, 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEETS
                     APRIL 30, 1998 AND JUNE 30, 1997
                           (In Canadian Dollars)

                                  ASSETS

                                                 April 30,       June 30,
                                                    1998           1997
CURRENT ASSETS
Cash and short-term investments                   $2,684,713     $4,213,255
Accounts receivable (Note 10)                      2,266,277      1,827,239
Inventories (Notes 4 and 10)                       4,788,701      2,850,012
Prepaid expenses                                     250,747        364,998
                                                 -----------     ----------
                                                   9,990,438      9,255,504
RECEIVABLES FROM SHAREHOLDERS AND
  DIRECTOR-RELATED COMPANIES (Note 5)                586,209              -
INVESTMENT IN NATIONAL
  HEALTHCARE LOGISTICS LLC (Note 6)                1,213,745        490,772
PROPERTY, PLANT AND EQUIPMENT
  USED IN OPERATIONS (Notes 7, 10 and 11)         18,687,442      7,698,374
ASSETS UNDER DEVELOPMENT (Notes 8, 10 and 17)        627,504      9,868,849
OTHER ASSETS (Note 9)                              2,014,630              -
                                                 -----------     ----------
                                                 $33,119,968   $ 27,313,499
                                                 ===========   ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cheques issued in excess of amounts on deposit      $964,070       $349,336
Accounts payable and accrued liabilities           3,540,364      1,271,616
Current portion of long-term debt (Note 10)        1,091,488        460,000
Current portion of obligations under capital       6,011,145      1,718,552
leases (Note 11)
                                                 -----------     ----------
                                                  11,607,067      3,799,504
LONG-TERM DEBT (Note 10)                          12,920,454      2,807,326
OBLIGATIONS UNDER CAPITAL LEASES (Note 11)                 -      5,504,985
DEFERRED FOREIGN EXCHANGE GAIN (LOSS)               (91,800)         54,128
PAYABLES TO SHAREHOLDERS
  AND DIRECTOR-RELATED COMPANIES (Note 12)           553,869      2,064,770
                                                 -----------     ----------
                                                  24,989,590     14,230,713
                                                 -----------     ----------
SHAREHOLDERS' EQUITY
Capital stock (Note 13)                           17,179,856      9,318,163
Warrants (Note 14)                                12,093,206     12,093,206
Deficit                                         (21,142,684)    (8,328,583)
                                               ------------     -----------
                                                   8,130,378     13,082,786
                                               -------------    -----------
                                                 $33,119,968   $ 27,313,499
                                               =============   ============

Approved on behalf of the Board:

/s/Mac Shahsavar      Director           /s/Jack Tapper      Director

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)


                                       April 30,    June 30,     June 30,
                                         1998         1997         1996

REVENUES
Sales (Note 16)                        $7,521,239  $4,905,401      $556,105
Other revenue                             221,628     166,196             -
                                       ----------  ----------     ---------
                                        7,742,867   5,071,597       556,105
                                       ----------  ----------     ---------
COSTS AND EXPENSES
Cost of sales                           5,475,027   2,637,315       291,319
Selling, distribution and               6,647,953   4,424,582     1,888,352
administrative
Depreciation and amortization (Note     1,922,534   1,576,975     1,188,053
19)
Interest on long-term debt              1,014,519     415,035       409,258
Other expenses                            127,126      56,026       (9,131)
                                       ----------  ----------     ---------
                                       15,187,159   9,109,933     3,767,851
                                       ----------  ----------    ----------
LOSS FROM OPERATIONS                    7,444,292   4,038,336     3,211,746
LOSS FROM INVESTMENT IN
  NATIONAL HEALTHCARE LOGISTICS LLC       777,728     209,707             -
                                       ----------  ----------    -----------
(Note 6)
LOSS BEFORE THE UNDERNOTED              8,222,020   4,248,043     3,211,746
UNUSUAL ITEMS (Note 17)                 4,592,081           -             -
                                      -----------  ----------   -----------
NET LOSS                              $12,814,101  $4,248,043    $3,211,746
                                      ===========  ==========   ===========

BASIC LOSS PER SHARE BEFORE UNUSUAL         $0.61       $0.39         $0.32
ITEMS                                 ===========  ==========   ===========
BASIC LOSS PER SHARE                        $0.95       $0.39         $0.32
                                      ===========  ==========   ===========
WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING            13,512,344  10,925,842    10,088,419
                                      ===========  ==========   ===========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)


         Class A Common Shares

          Shares      Amount        Paid in       Deficit         Total
                                    capital
Balanc   9,578,290   $6,826,664      $    -     $(868,794)     $5,957,870
es at
June
30,
1995

Issue    1,175,000    2,306,250           -              -      2,306,250
of
shares
for
cash

Share            -    (455,563)             -              -      (455,563)
issue
costs

Net              -            -             -    (3,211,746)    (3,211,746)
loss     ---------   ----------      --------  -------------   ------------

Balanc  10,753,290    8,677,351             -    (4,080,540)      4,596,811
es at
June
30,
1996

Issue       67,125      140,812             -              -        140,812
of
shares
for
cash

Issue            -            -    12,315,000              -     12,315,000
of
specia
l
warran
ts
(Note
14)

Warran           -            -     (221,794)              -      (221,794)
t
issue
costs

Exerci     250,000      500,000             -              -        500,000
se of
warran
ts
(Note
14)

Net              -            -             -    (4,248,043)    (4,248,043)
loss     ---------     --------    ----------   ------------   ------------

Balanc  11,070,415    9,318,163    12,093,206    (8,328,583)     13,082,786
es at
June
30,
1997

Issue       37,500       91,440             -              -         91,440
of
shares
for
cash
(Note
13)

Issue      225,000    1,552,500             -              -      1,552,500
for
Mertex
distri
bution
right
(Note
9)

Share            -  (1,174,275)             -              -    (1,174,275)
issue
costs

Conver   1,475,572    4,935,924             -              -      4,935,924
sion
of
conver
tible
debt
(Note
10)

Exerci   3,013,416    1,293,748             -              -      1,293,748
se of
warran
ts
(Note
14)

Equity           -    1,162,356             -              -      1,162,356
portio
n of
conver
tible
debt
(Note
10)

Net              -            -             -   (12,814,101)    (12,814,101)
loss     ---------  -----------      --------  ------------    -------------
Balanc  15,821,903  $17,179,856   $12,093,206   $(21,142,684)     $8,130,378
es at   ==========  ===========   ===========  ==============  =============
April
30,
1998




               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)

                                 April 30,       June 30,       June 30,
                                    1998           1997           1996
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                        $(12,814,101)   $(4,248,043)   $(3,211,746)
Items not affecting cash
Amortization of deferred
  foreign exchange gain              (54,128)       (15,950)              -
Amortization of deferred               98,922              -              -
financing costs
Depreciation and                    1,922,534      1,576,975      1,188,053
amortization
Loss from investee                    777,728        209,707              -
Unusual items                       4,592,081              -              -
                                -------------   ------------   ------------
                                  (5,476,964)    (2,477,311)    (2,023,693)
Net change in non-cash
  operating assets and
liabilities
Accounts receivable                   284,321    (1,416,063)      (104,443)
Inventories                       (1,421,672)    (1,377,116)      (507,203)
Prepaid expenses                      154,053      (291,190)          7,904
Accounts payable and accrued        1,157,737        147,630        393,833
liabilities
                                 ------------   ------------   ------------
                                  (5,302,525)    (5,414,050)    (2,233,602)
                                 ------------   ------------   ------------
INVESTING ACTIVITIES
Acquisition of shares in
  National Healthcare             (1,500,672)      (700,479)              -
Logistics LLC
Acquisition of property,          (2,063,751)    (1,476,066)    (1,583,214)
plant and equipment
Interest capitalized on             (180,770)      (475,404)              -
equipment
Acquisition of National Care                -      (896,447)              -
Products Ltd.
Acquisition of Gam-Med                      -    (1,678,728)              -
Division
Acquisition of Medi Guard           (400,001)              -              -
Inc.
Acquisition of Budva
International LLC                   (136,132)              -              -
  (net of bank indebtedness
of $136,132)
Acquisition of Mertex               (100,000)              -              -
distribution rights
                                 ------------   ------------   ------------
                                  (4,381,326)    (5,227,124)    (1,583,214)
                                 ------------   ------------   ------------
FINANCING ACTIVITIES
Repayment of obligations          (1,212,392)    (1,427,204)      (186,189)
under capital leases
Proceeds from (repayment of)       12,601,232      1,098,241      2,169,085
long-term debt
Deferred foreign exchange            (91,800)      (134,026)          9,772
gain (loss)
Advances from (repayment to)
shareholders                      (3,967,378)      1,343,944        517,717
  and director-related
companies
Net proceeds from issuance
of                                    210,913        640,812      1,850,687
  Class A common shares
Net proceeds from issuance                  -     12,093,206              -
of warrants
                                 ------------    -----------     ----------
                                    7,540,575     13,614,973      4,361,072
                                 ------------    -----------     ----------
CHANGE IN CASH                    (2,143,276)      2,973,799        544,256
CASH, beginning of year             3,863,919        890,120        345,864
                                 ------------    -----------     ----------
CASH, end of year                  $1,720,643     $3,863,919       $890,120
                                 ============    ===========     ==========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)
                                (continued)


                                         April 30,     June 30,   June 30,
                                            1998         1997       1996
Represented by:
Cash and short-term investments          $2,684,713   $4,213,255  $958,568
Cheques issued in excess of funds on      (964,070)     (349,336)  (68,448)
deposit                                  ----------   ----------- ---------
                                         $1,720,643   $3,863,919  $890,120
                                         =========    ==========  =========
Supplemental disclosure of cashflow
information
Cash paid for: Interest (net of amount   $1,014,519   $  515,035  $184,241
capitalized)                             ==========   ==========  ========
             Income taxes                        $-           $-        $-
                                         ==========   ==========  ========

1. DESCRIPTION OF BUSINESS

   National Healthcare Manufacturing Corporation (the "Company") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra provincial company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the healthcare industry. As of August 14, 1996, the shares of the Company were listed on the Small Cap board of NASDAQ Stock Market. Effective June 30, 1998, the Company de-listed itself from the Vancouver Stock Exchange. In fiscal 1998, the Company changed its year end from June 30 to April 30 for administrative reasons.

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 22. All amounts are stated in Canadian dollars.


2. BUSINESS CONSIDERATIONS

   The Company has incurred significant upfront costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to the healthcare industry. The Company's objective is to produce and distribute custom products to users of medical and surgical supplies throughout North America.

   During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration, and in fiscal 1998 it obtained ISO 9001 certification.

   Management plans for fiscal 1999 include:

       implementing the next generation of automation;
       expanding the breadth of the product lines;
       developing broader sales distribution channels;
       maintaining focus on the core business; and continuing to focus on cost efficiencies.

   Subsequent to April 30, 1998, the Company is in the process of implementing the following:

      In June 1998, along with Paradigm Medical Industries, the Company announced that it signed a co-distribution agreement with Pharmacia & Upjohn covering a range of ophthalmic products. The three companies offer a comprehensive package of products to cataract surgeons.

     The  Company's equity investee, National Healthcare Logistics  LLC
     (NHLC) (see Note 6) began operations in September 1998 of its first "Hub & Spoke" distribution centre, Fort Myers, Florida based LeeSar Regional Service Centre (LeeSar). The "Hub" is owned jointly by Lee Memorial Healthcare Systems and Sarasota Memorial. The combination of a management fee earned by NHLC and cross-selling opportunities with the Company and its subsidiaries have the potential to increase revenues and earnings. In addition, NHLC now has a tangible facility in which to showcase the benefits of the "Hub & Spoke" system to others regional hospital systems in the United States.

      Management plans to reduce administrative costs of the operating entities and reduce the executive payroll at head office. The Company continues to streamline processes and to centralize certain functions.

   These consolidated financial statements have been prepared on the assumption that the Company is a going concern, meaning it will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

   The Company has incurred significant research and development costs, operating losses, and business development costs to date and had a consolidated deficit of $21,142,684 as at April 30, 1998. Also, as at April 30, 1998, the Company had negative working capital, which was a function of the capital leases being classified as current (see Note
   11). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance the growth in sales. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


3. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries National Healthcare Manufacturing Corporation, U.S., Medi Guard Inc., National Care Products Ltd., and Budva International LLC ("Budva"). All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investment in National Healthcare Logistics LLC using the equity method.

   Cash and Short-term Investments

   Cash and short-term investments consist principally of deposit instruments which are highly liquid and have original maturities of 90 days or less.

   Inventories

   Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

   Property, Plant and Equipment Used in Operations

   Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the following rates and methods:

     Building, improvements and           4 - 8%          declining balance
     paving
     Furniture and fixtures                  20%          declining balance
     Automotive                              30%          declining balance
     Computer equipment                 20 - 30%          declining balance
     Machinery and equipment            20 - 30%          declining balance
     Equipment under capital                 30%          declining balance
     leases
                                                                        and
                                               7 years  units of production

   Assets under Development

   Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.

   Other Assets

   Included in other assets is the following:

      Exclusive right to distribute and sell certain protective textiles, including the "Mertex" and "Mertex-Plus" fabrics. The distribution right is being amortized over the estimated useful life of the asset, which management estimates to be seven years, using a method based on forecasted future sales.

      Costs related to the issuance of the March 31, 1998 Convertible Debentures. The issue costs are being amortized on a straight-line basis over a two year period.

   Leases

   Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets. Rental payments under operating leases are charged to expense as incurred.

   Revenue Recognition

   Sales are recognized at the time the product is shipped to distributors or customers.

   Foreign Currency Translation

   Foreign currency transactions are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities denominated in a foreign currency are adjusted to reflect the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in income, except for unrealized exchange gains and losses on long-term debt. In fiscal 1998, the foreign exchange loss relating to the March 31, 1998 Convertible Debentures, was deferred and amortized over the remaining term of the debentures. In fiscal 1997 and 1996, the unrealized exchange gains and losses relating to the capital lease obligations were deferred and amortized over the terms of the leases.

   Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Loss Per Share

   Loss per share data has been computed by dividing net loss by the weighted average number of common shares outstanding during the year.

   Income Taxes

   The Company follows the deferral method of income tax allocation.

   Fair Value of Other Financial Instruments and Other Disclosures

   The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments - cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.


4. INVENTORIES

                                                     1998          1997
     Raw materials                                $3,891,327    $   912,681
     Finished goods                                  897,374      1,937,331
                                                  ----------    -----------
                                                  $4,788,701    $ 2,850,012
                                                  ==========    ===========

5. RECEIVABLES FROM SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES


                                                     1998          1997
     Receivable from shareholders                   $190,151             $-
     Receivable from director-related companies      396,058              -
                                                   ---------       ---------
                                                    $586,209             $-
                                                   =========       =========

   The receivables from shareholders and director-related companies are unsecured, non-interest bearing, with no specified terms of repayment, except for the receivable from a director-related company in the amount of $393,257 which is secured by the related company's fixed assets.


6. INVESTMENT IN NATIONAL HEALTHCARE LOGISTICS LLC

   During fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and 333 1/3 Class C non-voting preferred shares of National Healthcare Logistics LLC ("NHLC"). During fiscal 1998, the Company acquired an additional 666 2/3 Class C non-voting, preferred shares. This investment is being accounted for under the equity method. NHLC, a limited liability company, was created in April, 1997. NHLC is in the service business managing the purchasing and distribution activities for hospitals, utilizing a "Hub and Spoke" distribution system.

7. PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS


                                      1998                        1997
                                  Accumulated
                        Cost      Depreciation       Net          Net

 Land                $556,503            $-       $556,503     $565,461
 Building,
   improvements       2,350,206       199,237      2,150,969    2,205,210
   and paving
   Furniture   and      329,925       100,356        229,569      193,611
   fixtures
   Automotive            74,009        30,481         43,528            -
   Computer             353,855        94,032        259,823      188,794
   equipment
   Machinery   and    7,763,091     1,931,883      5,831,208    2,061,552
   equipment
   Leasehold             53,809        53,809              -            -
   improvements
   Equipment
   under   capital   12,122,376     2,506,534      9,615,842    2,483,746
   lease            ------------   -----------   ------------  -----------
                     $23,603,774    $4,916,332    $18,687,442   $7,698,374
                    ============   ===========   ============  ===========


8. ASSETS UNDER DEVELOPMENT


                                                   1998          1997
   Machinery and equipment                         $627,504       $
   Machinery and equipment in storage                     -       408,562
   Equipment under capital lease 1194                     -     2,313,245
   Equipment under capital lease 1094 - 001               -     7,147,042
                                                   --------    ----------
                                                   $627,504   $ 9,868,849
                                                   ========   ===========

   In fiscal 1998, the machinery and equipment in storage and the equipment under capital lease 1194 were written down to zero value (see
   Note 17).

   Interest of $180,770 was capitalized to the equipment under capital lease 1094-001 in fiscal 1998 (1997 - $475,404). In fiscal 1998 the equipment was put into production, and accordingly was transferred into property, plant, and equipment used in operations.

   9. OTHER ASSETS


                                                          1998       1997
Mertex distribution rights, net of $59,020
in accumulated amortization                          $1,593,510         $-
March 31, 1998 Convertible Debentures issue
costs, net of $18,310 in accumulated amortization       421,120          -
                                                    -----------    --------
                                                     $2,014,630         $-
                                                    ===========    ========


   Effective September 8, 1997 the Company entered into an agreement with Importex Corporation ("Importex") and acquired the rights to distribute the Mertex and Mertex-Plus fabrics and miscellaneous other assets. As consideration for the purchase, the Company agreed to pay $100,000 cash, 225,000 Class A common shares of the Company at $6.90 per share and a warrant entitling Importex to purchase 150,000 Class A common shares of the Company (see Note 14).

   The Company incurred $439,430 of costs related to the issuance of the March 31, 1998 Convertible Debentures (Note 10). The issue costs are being amortized on a straight-line basis over a two year period.

10.LONG-TERM DEBT


                                                        1998         1997
Western Economic Diversification, term loan,
matures September 1, 2000, unsecured, non-
interest bearing, repayable in variable
quarterly payments commencing September 1, 1998    $1,804,835    $1,654,180

Province of Manitoba term loan, matures September
1, 2003, bears interest at the rate charged to
Manitoba Crown Corporations for borrowings
amortized over a ten year period (currently 8%),
secured by a first fixed charge against land,
buildings and equipment, and a second charge
over accounts receivable and inventories,
repayable in six consecutive monthly instalments
of $30,000 each commencing May, 1999 and
consecutive monthly instalments of $51,958 each     2,174,126     1,613,146
thereafter, until fully repaid

  Convertible Debentures, issued March 31, 1998
     for $6,750,000 U.S., bear cumulative
     interest at the rate of 6% per annum,
     repayable in cash or Class A common
     shares, automatic conversion to Class A
     common shares on March 31, 2000 (net of        8,583,416            -
     $1,162,356 reclassified to equity in
     accordance with Canadian GAAP)
  Banister Bank, term loan, bears interest at
     the rate of U.S. prime plus 2.5%, matures
     April 17, 2002, secured by inventory and
     equipment of Budva, repayable in blended          34,065            -
     monthly payments of U.S. $580
  Banister Bank, term loan, bears interest at
     the rate of U.S. prime plus 2%, matures
     September 1, 1998, secured by accounts
     receivable of Budva.  Management is              285,315            -
     currently negotiating terms of renewal of
     this loan
  Banister Bank, term loan, bears interest at
     the rate of U.S. prime plus 2.5%, matures
     September 25, 2003, secured by inventory
     and equipment of Budva, repayable in             905,830            -
     blended monthly payments of $12,191
  Mr. Perovich, note payable, non-interest
     bearing, matures April 15, 1999,  secured
     by a second charge over the assets of
     Budva, repayable by U.S. $50,000 cash and
     U.S. $100,000 worth of Class A common            224,355            -
     shares of the Company                      -------------   ----------
                                                   14,011,942    3,267,326
  Less:  current portion                          (1,091,488)    (460,000)
                                                -------------   ----------
                                                  $12,920,454   $2,807,326
                                                =============   ==========

   Minimum principal repayments required under the terms of the debt agreements for the years ended April 30 are as follows:

                1999                            $1,091,488
                2000                             1,627,662
                2001                             1,119,973
                2002                               795,723
                2003 and thereafter                793,680

   The Convertible Debentures will be repaid in Class A common shares on maturity. Accordingly, they have been excluded from the above repayment schedule.

   Subsequent to year end the Company received a further $133,017 advance on the Western Economic Diversification loan.

   Western Economic Diversification Loan

   The Western Economic Diversification loan represents subordinated financial assistance for capital costs, marketing costs, and working capital requirements. Under the terms of the loan agreement, the Company has agreed to maintain equity of not less than $2,200,000.

   Province of Manitoba Loan

   The Company has entered into an agreement with the Province of Manitoba for a term loan. A maximum of 42 months' relief on interest has been granted to the Company, subject to the Company providing a certain number of new jobs per year. The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. As of April 30, 1998 the job creation commitment has been met.

   Convertible Debentures

   Effective October 1, 1997, the Company issued U.S. $5,000,000 in Convertible Debentures (October Debentures). The October Debentures bore interest at 6% and were convertible into Class A common shares of the Company at the lesser of either 85% of the average quoted market price five day prior to conversion and U.S. $4.33. In addition, attached to the October Debentures were 250,000 warrants to acquire Class A common shares (October Warrants). During fiscal 1998, a portion of the October Debentures were converted to 1,475,572 Class A common shares. The remaining outstanding October Debentures were then repaid with proceeds from the March Debentures (see below). The October Warrants were cancelled upon extinguishment of the October Debentures.

   Effective March 31, 1998 the Company issued U.S. $6,750,000 in Convertible Debentures (March Debentures). The March Debentures bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the Company at the lesser of either 85% of the average quoted market price prior to conversion and U.S. $3.50. All debentures must be converted within two years from the closing day. In addition, attached to the debentures were 337,500 two year Convertible Debentures warrants (March Warrants). Each March Warrant entitled the holder to purchase one Class A common share at U.S. $2.83 during the first year or U.S. $3.09 during the second year.

   Management has determined the equity and liability portions of the March Debentures to be as follows:

                Liability portion          $8,399,694
                Equity portion              1,162,356
                                          -----------
                                           $9,562,050
                                          ===========

The March Debentures balance recorded in these financial statements consists of the following:


      Liability portion of March                     $8,399,694
      Debentures
      Deferred foreign exchange loss                     91,800
      Accrued interest                                   91,922
                                                     ----------
                                                     $8,583,416
                                                     ==========

11.OBLIGATIONS UNDER CAPITAL LEASES

   The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at April 30, 1998 as follows:



                             Lease        Lease       Lease
                           1094-001      1094-002     1194        Total
1999                       $1,171,443     $641,853   $699,731   $2,513,027
2000                        1,171,443      641,853     58,311    1,871,607
2001                        1,171,443      641,853          -    1,813,296
2002                          585,722      427,902          -    1,013,624
                           ----------     --------   ---------  ----------
Total minimum
  lease payments            4,100,051    2,353,461    758,042    7,211,554
Less:  amount
representing interest
approximating 12%             737,795      440,577     22,037    1,200,409
                           ----------   ----------   --------   ----------
                           $3,362,256   $1,912,884   $736,005   $6,011,145
                           ==========   ==========   ========   ==========

   Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the interpretation of the settlement terms at that time. During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

   i) The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

   ii)The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

   The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

   Subsequent to year end National Healthcare Manufacturing Corporation, U.S., suspended payments to the lessor of the equipment under capital lease. The lessor issued a letter of default and therefore the full amount of the obligation has been classified as current. Management believes that the matter relating to the letter of default will be resolved without material effect to the Company.


12.PAYABLE TO SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES

                                                     1998          1997
     Payable to shareholders                         $553,869    $1,187,551
     Payable to director-related companies                  -       877,219
                                                     --------    ----------
                                                     $553,869    $2,064,770
                                                     ========    ==========

   The payables to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment. The shareholders have agreed to not demand repayment within fiscal 1999; accordingly these payables have been classified as non-current.


13.CAPITAL STOCK

                                                     1998          1997
Common Shares
Authorized
Unlimited Class A common shares, voting

Issued
15,821,903     Class A common shares,
net of issue costs (1997 - 11,070,415)            $17,179,856   $ 9,318,163
                                                  ===========   ===========


Potential Dilution
                                                   1998          1997
Performance shares                                1,180,000     1,180,000
Stock options                                     1,210,904     1,367,654
July 31, 1996, Special Warrants                           -       905,000
July 31, 1996, Broker's Special Warrants                  -        75,416
January 8, 1997, Agent's Special Warrants                 -       128,000
January 8, 1997, Agent's Warrants                   128,000             -
January 8, 1997, Special Warrants                         -     1,600,000
January 8, 1997, SW Warrants                      1,600,000             -
Importex Warrant                                    150,000       150,000
March 31, 1998 Debenture Warrants                   337,500             -
                                                 ----------   -----------
                                                  4,606,404     5,406,070
                                                 ==========   ===========

   Performance Shares

   The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in escrow pursuant to an Escrow Agreement dated June 29, 1995. The escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

   Stock Options

   The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                               Date of Issuance
                                       1998            1997         1996
Options outstanding,                  1,367,654          957,829    987,829
  beginning of year
Options granted                               -          536,950          -
Options exercised                      (37,500)         (67,125)          -
Options cancelled or expired          (119,250)         (60,000)   (30,000)
                                    -----------      -----------  ---------
Options outstanding, end of year      1,210,904        1,367,654    957,829
                                    ===========      ===========  =========

Exercise prices of options
  granted during the year                   NIL          $3.81 -
                                                           $6.13
Expiry date of options                              Aug 11, 2001
  granted during the year                                    and
                                                    June 3, 2002

   On May 21, 1998, the stock options with an exercise price of $6.13 were repriced to $3.70. On May 31, 1998, 370,000 stock options were granted at an exercise price of $3.70. These options expire May 21, 2000. On October 2, 1998, all outstanding stock options were repriced to $0.96.

   As a condition of the government assistance received from the Province of Manitoba, certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options, or shares issued to them upon exercise of their stock options.


14.WARRANTS

   The Company has issued various types of warrants, as follows:

   Agent's Warrants

   In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. In fiscal 1997, all agents warrants were exercised.

   Special Warrants

   On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special warrants were issued as a fully paid security and each special warrant was exercisable into one Class A common share and one transferable Class A common share purchase warrant. Each Class A common share purchase warrant entitled the holder to purchase one additional Class A common share at a price of $3.50 per share. The warrants were exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus. During fiscal 1998, all of the special warrants were exercised, resulting in issuance of 905,000 Class A common shares and 905,000 Class A common shares purchase warrants. In addition, 305,000 of the Class A common shares purchase warrants were exercised for 305,000 Class A common shares. The remaining Class A common share purchase warrants had expired.

   The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant was exercisable into one compensation warrant. Each compensation warrant entitled the broker to purchase one Class A common share at a price of $3.00 per share. During fiscal 1998 the broker and compensation warrants were exercised.

   On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise, to acquire one unit consisting of one Class A common share and one-half of one non-transferable SW warrant. Each whole warrant entitled the holder to purchase one additional Class A common share at a price of $7.00 per share. Since receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A common share and one (rather than one-half) non-transferable SW warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

   During fiscal 1998, both the January 8, 1997 special warrants and the January 8, 1997 agent's warrants were exercised. This gave rise to the issuance of 1,600,000 SW warrants and 128,000 agent's warrants which entitled the holder to purchase one additional share at a price of $7.00 prior to the expiry date of July 8, 1998.

   Importex Warrant

   Concurrent with the acquisition of the right to distribute Mertex and Mertex-Plus from Importex (see Note 8), Importex received a warrant to purchase 150,000 Class A common shares at a purchase price of $6.90 until September 7, 1998, after which the purchase price increases to $7.94 until expiry on September 7, 1999. This one Importex warrant remained outstanding as at April 30, 1998.

   Debenture Warrants

   Concurrent with the issuance of U.S. $6,750,000 in Convertible Debentures on March 31, 1998, the debenture holders received 337,500 warrants. Each warrant is exercisable within two years of issuance and entitles the holder to purchase one Class A common share at a purchase price of U.S. $2.83, if converted during the first year or U.S. $3.09, if converted during the second year. These debenture warrants remained outstanding as at April 30, 1998.

   15.INCOME TAXES

   The Company has non-capital losses carried forward of approximately $17,000,000 ($1997 - $10,990,000) which can be utilized to reduce the taxable income of future years. These losses expire between 2002 and 2013. The Company is also entitled to tax credits of approximately $227,000 (1997 - $244,000) which are creditable against provincial income taxes. The tax credits expire between 2002 and 2003.

   The benefits relating to the losses and the tax credits have not been recognized in the financial statements.


16.SEGMENTED INFORMATION

   The Company operates primarily in, and derives revenue from, the automated packaging and sale of surgical and custom procedure trays and liquid products for the healthcare industry.

                                                     1998          1997
Sales to customers outside Canada                  $2,858,349    $2,482,035
Sales to customers within Canada                    4,662,890     2,423,366
                                                   ----------    ----------
                                                   $7,521,239    $4,905,401
                                                   ==========    ==========

   The 1998 increase in sales to customers within Canada was partially due to the acquisition of Medi Guard Inc. (see Note 19).


17.UNUSUAL ITEMS

   During the fourth quarter of 1998, the Company undertook an asset impairment analysis which indicated that the net carrying values of certain laboratory equipment of $2,721,807, acquired under capital lease 1194 in fiscal 1995, were impaired. An insurance claim was filed in fiscal 1995 when the Company noted that a portion of the equipment was missing. The Company opted to leave the equipment in storage until the insurance claim was settled. As the claim is still unsettled, the result indeterminable and in conjunction with the asset impairment analysis, the Company has reduced the carrying value of the equipment to zero.

   During fiscal 1998, the Company made advances of $1,870,274 to a related company and its subsidiary. Collectibility of this amount is not determinable and accordingly, management has reserved for the full amount of the advances receivable.

   Recovery, if any, from the above items will be recorded as a gain in the year realized.

   18.RELATED PARTY TRANSACTIONS

   The President and Chief Executive Officer of the Company also serves as President and Chief Executive Officer of another company which has granted the Company rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with unrelated entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. The Company has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer. The related company has granted the manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer. The related party has agreed to sell machinery and equipment to the Company.

   During the year, the Company paid $nil (1997 - $804,832) for such machinery and equipment.

   The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


19.BUSINESS ACQUISITIONS

   Acquisition of Budva International, LLC

   Effective April 29, 1998, the Company acquired all of the issued and outstanding shares of Budva International LLC, a manufacturer of disposable plastic products for the healthcare industry. In consideration therefore, the Company agreed to pay two times the net annualized earnings of the business for the twelve months following two months after the effective date. The purchase price is to be paid by the Company by issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated, based on the estimated fair value of the net assets at the date of acquisition, as follows:

           Current assets                                $181,322
           Property, plant and equipment                1,669,035
           Current liabilities                          (400,792)
           Long-term debt                             (1,449,565)
                                                      -----------
                                                               $-
                                                      ===========

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly.

   Acquisition of Medi Guard Inc.

   Effective November 24, 1997 the Company acquired all of the issued and outstanding shares of Medi Guard Inc. In consideration therefore, the Company agreed to pay the greater of $400,001 or 1.5 times annualized earnings of the business in the first year after acquisition. The purchase price is to be paid by the Company issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated based on the estimated fair value of the net assets at the date of acquisition, as follows:

     Current assets                                       $1,104,331
     Property, plant and equipment                         2,001,213
     Other assets                                             98,922
     Goodwill                                                400,000
     Current liabilities                                 (1,635,189)
     Obligations under capital leases                      (500,000)
     Long-term debt                                      (1,069,276)
                                                         -----------
                                                            $400,001
                                                         ===========

   Subsequent to the acquisition date, management has evaluated the acquisition and has determined that the goodwill in the amount of $400,000 should be written off. This write-off is included in amortization expense.

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly.

   The results of operations have been included in the accounts of the Company from the effective date of acquisition. Pro-forma results of operations have not been presented for the full year as it would not be materially different from the fiscal 1998 results of operations.


20.COMPARATIVE FIGURES

   Certain of the prior year's figures have been reclassified to conform to the current year's presentation.


21.SUBSEQUENT EVENTS

   The following event occurred subsequent to year end, in addition to those events disclosed elsewhere in these financial statements.

   Acquisition of Custom Pack Reliability

   Effective September 5, 1998, the Company acquired 100% of the issued and outstanding shares of Conseluf Management Services Inc., a privately held company based in Niagara Falls, New York doing business as Custom Pack Reliability. Custom Pack Reliability has been assembling and supplying custom packs to hospitals and surgical centres throughout North America since 1992. The Company paid $500,000 for all the shares and shareholder loans of Conseluf Management Services Inc. and for certain assets. The purchase price is to be paid, over a period of 300 days following the signing of a formal agreement of purchase and sale, by the Company electing to either pay cash or issue Class A common shares at a per share value equal to the average closing price for the five trading days preceding the closing date. The acquisition is subject to regulatory approval.

   22.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

   Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on the Small Cap board of NASDAQ in the United States.

   A description of the Company's accounting principles which differ significantly from U.S. GAAP are as follows:

   Foreign Currency Translation

   Unrealized exchange gains and losses relating to the translation of the March 31, 1998 Convertible Debentures are deferred and amortized over the remaining term of the debenture. Under U.S. GAAP, the exchange gains and losses would be recognized in income currently.

   Earnings Per Share

   Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from escrow.

   Deferred Taxes

   Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the

22.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
   (continued)

   Deferred Taxes (continued)

   GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 15 would be disclosed.

   Convertible Debentures

   The March 31, 1998 Convertible Debentures have been apportioned between debt and equity in accordance with the substance of the contractual arrangement. In addition, the difference between the economic interest on a comparable debt instrument with no convertible feature, and the coupon interest rate, has been accrued.

   Under U.S. GAAP, there would be no bifurcation of the Convertible Debenture between its debt and equity components. In addition the difference between the economic interest rate and the coupon rate would not be accounted for. Also, under U.S. GAAP value would be allocated to the warrants which were attached to the Convertible Debentures.

   The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders' equity.

                                                  1998            1997
Net loss as reported                          $(12,814,101)    $(4,248,043)
Additions to deferred foreign exchange gain        (91,800)       (134,026)
(loss)
Incremental interest expense resulting from
  difference between the economic interest
and                                                  92,000               -
    coupon rate on the March 31, 1998         -------------    -------------
Convertible Debentures
Net loss - U.S. GAAP                          $(12,813,901)    $(4,382,069)
                                              =============    ============
Weighted average shares outstanding - U.S.       12,332,344       9,745,842
GAAP                                          =============    ============
Loss per share - U.S. GAAP                          $(1.03)         $(0.45)
                                              =============    ============
Shareholders' equity as reported                 $8,130,378     $13,082,786
Incremental interest expense resulting from
  difference between the economic interest
and                                                  92,000               -
    coupon rate on the March 31, 1998
Convertible Debentures
Deferred foreign exchange gain (loss)              (91,800)          54,128
Portion of March 31, 1998
  Convertible Debentures allocated to           (1,162,356)               -
equity
Portion of March 31, 1998
  Convertible Debentures allocated to               300,000               -
warrants                                        -----------    -------------
Shareholders' equity - U.S. GAAP                 $7,268,222     $13,136,914
                                                ===========    ============

22.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
   (continued)

   Convertible Debentures (continued)

   Newly issued, but not yet adopted, U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.


23.UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   Most entities depend on computerized systems and therefore are exposed to the Year 2000 conversion risk, which, if not properly addressed, could affect an entity's ability to conduct normal business operations. Management is addressing this issue, however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company and those with whom it deals such as customers, suppliers or other third parties, will be fully resolved without adverse impact on the Company's operations.

                                  FORM 61

                             QUARTERLY REPORT

Incorporated as part of: _____Schedule A
                         X   Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER      National Healthcare Manufacturing Corporation
ISSUERS'S ADDRESS     251 Saulteaux Crescent, Winnipeg Manitoba, R3J 3C7
ISSUER TELEPHONE NUMBER    204-885-5555
CONTACT PERSON     Mr.  Mac Shahsavar
CONTACT'S POSITION     President / CEO
CONTACT TELEPHONE NUMBER    204-885-5555
FOR QUARTER ENDED           April 30, 1998

DATE OF REPORT              October 29, 1998

                                CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

/s/Mac J. Shahsavar                                          1998/11/06
NAME OF DIRECTOR                                  DATE SIGNED (YY/MM/DD)

/s/Reginald Ebbeling                                         1998/11/06
NAME OF DIRECTOR                                  DATE SIGNED (YY/MM/DD)

                               SCHEDULE "B"




                         SUPPLEMENTARY INFORMATION

                               SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1.                            For the current fiscal year-to-date:

     Aggregate amount of expenditures made to parties not at arms length from Issuer is $104,100 in management salaries to April 30, 1998.

2.   Quarter in Review

     (a) Summary of securities issued during the quarter ended April 30, 1998.

                                   No. of shares            Amount (CDN$)
Authorized (common):               Unlimited # Class A
                                   Common shares
Issued & Outstanding:              15,821,903               $28,011,343
Beginning of Period

                                                            * $1,261,719
                                  ----------------------------------------
End  of Period                     15,821,903               $29,273,062
                                   ==========             ==============

*Balance of original monies received from CN Private Placement of October 1997. As at March 31, 1998 the remaining Convertible Notes outstanding, with accrued interest thereon, was repaid from the Net Proceeds of the Convertible Debenture Private Placement (details of which can be found herein) and the CN Warrants were canceled by mutual agreement.


3.   As at end of quarter (April  30, 1998):

(a)  Authorized Capital:                Unlimited # Class AA@ Shares
     Shares Issued and Outstanding:          15,821,903

(b)  Summary of Options Outstanding:

Date of
Agreement      Option Type    No. of Shares  Exercise Price    Expiry Date
June 29, 1995  3 employees    159,500        $2.00             November 30,
                                                                 2000
June 29, 1995  7 directors    625,829        $2.00             November 30,
                                                                 2000
Sept.14, 1995  1 director     20,000         $2.00             November 30,
                                                                 2000
Oct. 7, 1996   5 employees    33,125         $3.81             August 11,
                                                                 2001
Oct. 7, 1996   4 directors    114,000        $3.81             August 11,
                                                                 2001
June 3, 1997   4 directors    38,950         $6.13             June 3, 2002

June 3, 1997   31 employees   219,500        $6.13             June 3, 2002
---------------------------------------------------------------------------
TOTAL                         1,210,904

     c)   Summary of Special Warrants Financing:

A total of 1,509,000 SW Warrants have been converted into common shares at $7.00 as of December 7, 1997. The following are still outstanding:

Date of        Agreement             No. of share     Price         Expiry
Agreement      Type      Placees      SW Warrants    per Share        Date
January 7/97   Brokered  BPI Small     1,050,000       $7.00   July 8,1998
               Private Placement

January 7/97   Brokered  BPI Canadia   100,000         $7.00    July 8,1998
               Priv. Placement
                         Opportunities Fund

January 7/97   Brokered  Roberto Chu    17,000         $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  John Heras     34,000         $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  T.R. Lankester 17,000        $7.00     July 8,1998
               Private Placement

January 7/7    Brokered  Diana Risling  17,000         $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  Sherman
               Yee Ltd.                17,000          $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  Happlewood
               Design Ltd.             100,000         $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  Barry McKnight  36,000        $7.00     July 8,1998
               Private Placement

January 7/97   Brokered  Elizabeth
               McKnight                  17,000        $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  Barry McMillan  17,000       $7.00     July 8,1998
               Private Placement

January 7/97   Brokered  Dave McMillan   36,000        $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  Vito
               Enterprises             17,000          $7.00    July 8,1998
               Private Placement

January 7/97   Brokered  Paymon
               Trading                 17,000          $7.00    July 8,1998
               Private Placement

January 7/97   Brokered
               Nancy Clark             17,000          $7.00    July 8,1998
                                   ----------
TOTALS                              1,509,000



     (d) Summary of Special Warrants Outstanding:


                                         No. of
Date of                                  Class      Price      Expiry
Agreement Agreement Type  Placees        Warrants   Per Share  Date
9/12/97   Share Purchase  Imorttex Inc.  150,000    $7.94      2/3/99
          Options

                                         No. of
Date of                                  Common     Price      Expiry
Agreement Agreement Type  Placees        Shares     Per Share  Date
3/31/98   6% Convertible  -Diversified   (*)        (*)        3/31/00
          Debenture       Strategies
                          Fund Ltd.
                          -Jnc
                          Opportunity
                          Fund Ltd.

3/31/98   CD Warrants     -Diversified   337,500    US $2.83   3/31/00
                          Strategies                (1st
                          Fund Ltd.                 year)
                          -Jnc                      US $3.09
                          Opportunity               (2nd
                          Fund Ltd.                 year)

                                         No. of
Date of                                  Class      Price      Expiry
Agreement Agreement Type  Placees        Payment    Per Share  Date
                                         Shares
4/11/98   Purchase        Mr. D.P.       (**)       (**)       6/29/99
          Agreement       Johnson and
                          Mrs. S.F.
                          Johnson


*The Debentures are convertible into Class A shares at a conversion price of 85% of the average closing bid price for the five trading days immediately preceding the conversion notice. The notes carry a maximum price of US $3.50 and a rolling floor price of US $2.50.


**The number of shares shall be calculated as follows: The Purchase Price (Annualized Earnings) divided by the five day average of the Closing price of the Payment Shares. The five days used to calculate the five day average closing price are to be the five trading days immediately prior to the date on which the payment Shares are to be issued.


(f) Total no. of shares in escrow:      1,180,000


(g) List of Directors:   Mahmood (Mac) Shahsavar       Seyed Torabian
                         Robert Jackson                Gordon Farrimond
                         Elaine Affleck                Ross Scavuzzo
                         Reg Ebbeling                  Aristotle Mercury
                         Jack Tapper

                               SCHEDULE "C"


                           MANAGEMENT DISCUSSION

                           MANAGEMENT DISCUSSION

National Healthcare Manufacturing Corporation formally requested and obtained permission to change its fiscal year end to April 30, thus, the last quarter is only 30 days long. Although this is a short period of time it was marked by the following developments and points of progress.


     -    completion of a US$6,750,000 financing,
     -    acquisition of Budva International L.L.C.,
     -    certification received for ISO 9001,
     -    change of fiscal year-end,


US$6,750,000 Financing

In April the Company completed a US$6,750,000 private placement through the issuance of 6% Convertible Notes. The Debentures are convertible into Class A shares at a conversion price of 85% of the average closing bid price for the five trading days immediately preceding the conversion notice. The notes carry a maximum price of US $3.50 and a rolling floor price of US $2.50.

The Notes are convertible upon registration with the SEC and 120 days as required by the B.C. Securities Commission. A commission of 5% has been paid in connection with this financing. The Company is also issuing 337,500 Warrants which are exercisable at 110% and 120% of the average closing price exercised within the first year or the second year from the Closing Date.

Mac Shahsavar, President & CEO stated, "This arrangement will enable us to close the chapter on previous financing by redeeming the October convertible note holder, and to refocus our attention on growth both internally and through acquisitions and joint ventures."

Acquisition of Budva International L.L.C.

Also in April, the Company acquired 100% of privately held Budva International L.L.C. (Budva) of Lenexa, Kansas. The Company paid US$1.085 million by the assumption of bank debt and outstanding loans, plus three times the net annualized earnings which are to be paid in NHMC's Class A common shares issued at the average closing price for the five trading days preceding the 12 months from the closing date. Completion of this acquisition is subject to regulatory approvals.

For the past six years Budva has been a leading manufacturer and provider of disposable plastic products to the healthcare industry. Along with the existing product offering of specimen collection containers, medicine and denture cups and specialty products including sterile or specimen collections and sterile mid-stream collection kits, NHMC will expand the existing 26 product lines to offer other plastic products for all three major areas of healthcare. The Company intends to move all 13 injection molding presses of this operation to its Antioch facility, located outside of Chicago, to complement its existing plastic fusion molding operations.

Mr. Shahsavar, President & CEO stated, "This vertical acquisition enables NHMC to fully manufacture the majority of the products it uses within its primary business of kits & trays manufacturing. The addition of the plastic manufacturing combined with our existing capabilities to manufacture solution and cellulose based paper products places NHMC in a very unique position to control its overall costs and profitability." In addition, "Budva's existing sales and marketing network within the acute care, physician offices and alternate healthcare including home healthcare and nursing homes will create an opportunity for exposure of NHMC's entire product line."

ISO 9001

National Healthcare received registration for the coveted British Standards EN ISO 9001, the world authority in quality and management systems. This certification now enables the Company to market its products internationally, including the European community.

Mr. Shahsavar stated, AWith this major achievement, NHMC is in a unique position in the healthcare marketplace. We are one of Canada's only fully certified facilities with regulatory approvals including the US Food & Drug Administration (FDA), Canadian Health Protection Branch (HPB) and now ISO 9001 certification. ISO 9001 places NHMC's products alongside those of world leaders and presents the Corporation with immense opportunities globally.@

Fiscal Year-End Change

Also in April the Company reported the change in the ending date of its financial year from June 30 to April 30, subject to approval from Revenue Canada. The Company is changing the ending date of the financial year, which until now has coincided with the start of the summer vacation period, in order to ensure the availability of staff to compile year end data in a more timely manner.

Year 2000 Compliance

As the year 2000 approaches the issues associated with programming codes have begun to figure prominently in business world. The Company has addressed these issues regarding the programming codes in existing computer systems and robotic technology and believes that the year 2000 problem will not be material to the Company.

National Healthcare is committed to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers through the use of the world's first and only automated robotic production facility capable of assembling and packaging kits and trays for medical and surgical procedures. Through its wholly-owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products to healthcare and homecare institutions throughout North America and Europe. National Healthcare Logistics (a subsidiary) is revolutionizing conventional medical distribution with its state-of-the-art Hub & Spoke logistics system.

NHMC's management and employees are committed to the Company's growth and success. This dedication combined with our shareholders loyalty and confidence has enhanced our ability to prosper. Thank you for your support. Please feel free to contact our Investor Relations office in Vancouver at 1-800-883-8841 with any comments you may have. We will continue to inform you of our progress.

Sincerely,


/s/Mac  J. Shahsavar
------------------------------
Mac  J. Shahsavar, P.Eng.
President & CEO